October 31, 2008

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20002

Re:	Target Corporation
Annual Report on Form 10-K for the Year Ended February 2, 2008
Filed March 13, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2008
File No. 1-06049

Dear Mr. Owings:

Thank you for your letter dated September 23, 2008, regarding Target Corporation.  Following this introductory section is a specific response to each of your 15 numbered comments in that letter, with a portion of your comments in italics preceding each related response.

As a company, we pride ourselves on providing clear and useful disclosures to the readers of our SEC filings, and we always welcome the opportunity to review our practices in an effort to make our disclosures even better.

We believe our responses address your comments.  Should the staff, after review and consideration of our responses, have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Annual Report on Form 10-K for the Year Ended February 2, 2008.

Item 7 . Management’s Discussion and Analysis of Financial Condition and Results of…

1.         In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release 33-8350…

Mr. H. Christopher Owings

Target’s Response

We will expand our discussion of these matters in future filings, including the reason or reasons for our beliefs. For example, we will describe known material trends that have influenced our expectations regarding financial performance or liquidity, which could include a description of economic, industry-wide, and business specific trends relevant to us. Using the information from and as of our Fiscal 2007 10-K filing date, an example of the type of future disclosure that we would intend to make in response to your comment on our expected gross margin rate decrease is as follows:

“During 2008, we expect our gross margin rate to decline modestly from 2007, due to our belief that our guests will continue to concentrate a larger percentage of their spending in our stores in lower-margin nondiscretionary categories such as grocery and healthcare.”

2.         In this subsection, you discuss the changes in operations and cash flow amounts between the periods. However the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible.  See Item 303 of Regulation S-K and SEC Release 33-8350…

Target’s Response

In future filings, we will expand our description of the reasons for material period-to-period changes in our results of operations and cash flows, including the reasons underlying intermediate causes of such changes to the extent that the reasons are known. While quantifying the underlying causes of changes is not always possible, we will quantify such amounts when they are reasonably estimable. Additionally, when such changes are caused by more than one factor, we will quantify the effect of each factor when possible.

Again, using the information from and as of our Fiscal 2007 10-K filing date, examples of the future disclosures that we would intend to make in response to your comments on comparable-store sales growth and changes in year-end gross receivables are as follows:

“Comparable-store sales growth in 2007 was primarily attributable to growth in average transaction amount, which increased by approximately 2 percent. Comparable-store sales growth in 2006 was attributable to growth in average transaction amount, which increased by nearly 4 percent, and the number of transactions in comparable stores, which increased by approximately one percent. In both years, the increase in average transaction amount was driven by an increase in the average number of units in each

Mr. H. Christopher Owings

transaction and the average sales revenue per unit, with the effect of the number of units representing roughly two-thirds of growth in average transaction amount.

In each of the past several years, our comparable-store sales growth has experienced a modest negative impact due to the transfer of sales to new stores. Separately, in 2007, there was a deflationary impact of approximately 2 percent on sales growth compared with a deflationary impact of 1 percent in 2006.”

“Our year-end gross receivables were $8,624 million compared with $6,711 million in 2006, an increase of 28.5 percent. This growth in year-end balances was driven primarily by a product change from proprietary Target Cards to Target Visa cards for a group of higher credit-quality Target Card Guests. A product change to a Target Visa card generally results in a higher receivables balance because it can be used for purchases outside of Target stores and has a higher credit limit.  Accounts converted from a Target Card to a Target Visa accounted for approximately 20 percentage points of the growth in receivables.  The remainder of our year-over-year receivables growth was primarily due to a reduction in payment rates on non-converted accounts.  Average receivables in 2007 increased 18.1 percent for these same reasons.

Given the significant rate of growth of receivables in 2007, we expect that our year-over-year growth in average receivables during the first half of 2008 will be significantly greater than that in 2007. Additionally, absent product changes for additional Target Card holders in 2008, we expect that our year-end 2008 receivable balance will rise only modestly over 2007, less than our expected sales growth of 8-9%. This expectation is consistent with our long-run expectation that receivables will grow in line with sales, taking into account the impact of receivables product changes.”

Item 15. Exhibits and Financial Statement Schedules

Exhibits (31) and (31)B

3.         Please note that you must include exact wording of the certifications required by Item 601(b)(31) of Regulation S-K. In this regard, it appears that you have omitted the parenthetical in paragraph 4.d of the certifications. In future filings, please use the exact wording of the certifications provided in Item 601(b)(31) of Regulation S-K.

Target’s Response

Our omission of the parenthetical in paragraph 4.d. was inadvertent. We will use the exact wording provided in Item 601(b)(31) of Reg. S-K in future filings.

Mr. H. Christopher Owings

Exhibit (99)A

4.         In future filings, please revise your risk factor sub-captions so that they provide a succinct description of the risk that you discuss in the text of the full risk factor. See Item 503(c) of Regulation S-K…

5.         Your risk factors section should be a discussion of the most significant and material factors that make your securities speculative or risky. See Item 503(c) of Regulation S-K. In future filings, please thoroughly revise this section so that you include all of the risks that are material and significant to you in a clear and concise manner and remove any sub-section or element of a discussion within a risk factor that is unnecessary…

6.         In future filings, please remove any qualifying language that could imply that you have not included all of the risks that are significant and material to you.

7.         You should place all of your risk factors in context so your readers can understand the specific risks as they apply to you. See SEC Release No. 33-7497. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or their securities. We believe a discussion of risks in generic terms does not tell your readers how the risks may affect their investment in you. In future filings, please revise your risk factors section so that each risk is unique to your circumstances and does not contain any discussion of boilerplate or generic risks.  See Item 503(c) of Regulation S-K…

Target’s Response to Comments 4-7

We have attached a revised description of our risk factors as of our Fiscal 2007 10-K filing date on Exhibit A to this letter. We believe these revised risk factors are fully responsive to your comments and we will follow this approach in future filings.

Definitive Proxy Statement on Schedule 14A

Certain Relationships, page 13

8.         In future filings, if written, please file all related party contracts as exhibits or confirm for us that they all have been filed. See Item 601(b)(10) of Regulation S-K.

Target’s Response

Mr. H. Christopher Owings

We respectfully disagree that Item 601(b)(10) of Regulation S-K requires that all related party contracts be filed as exhibits. Item 601(b)(10) requires filing of, among other things: (1) contracts not made in the ordinary course of business that are material to the registrant; and (2) contracts made in the ordinary course of business if a director or officer of the registrant is a party unless the contract is immaterial in amount or significance. With respect to the related party transactions disclosed in our 2008 Proxy Statement, the foregoing conditions for filing related party contracts as exhibits were not met. Specifically, the related party transactions disclosed were not material to Target, were immaterial in amount and significance to Target and were not between Target and a director or officer of Target. In future filings, we will file as exhibits any written contracts with related parties if the conditions of Item 601(b)(10) are met.

9.         In future filings, please discuss whether the $335,000 in fees you paid to the two companies for consulting and maintenance services in which the brother of John D. Griffith has a direct or indirect interest was similar to the amount you would have paid unaffiliated third parties.

Target’s Response

The fees paid in the particular related party transaction noted in this comment were in fact equal to or less than the fees for similar services that would have been paid to unaffiliated third parties. More broadly, in future filings, we will discuss whether the disclosed related party transactions, if any, were on terms consistent with those involving unaffiliated third parties.

Policy on Transactions with Related Persons, page 13

10.       You state that you have a written policy that requires the board or a designated committee of the board to approve or ratify all related party transactions required to be disclosed pursuant to our rules. Also, you state that the audit committee has general responsibility for reviewing these transactions, but that the compensation committee will conduct this review if the matter involves employment of an immediate family member. Further, you state that the full board reviews ordinary course of business transactions in which directors have an interest as part of the board’s annual director independence review. In future filings, please describe in greater detail your policy and any other policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Target’s Response

Mr. H. Christopher Owings

We have attached as Exhibit B to this letter a revised description of our policies and procedures for the review and approval of related party transactions, which we intend to include in future filings. We believe this revised description clarifies any concerns regarding the respective roles of the Board, the Audit Committee and the Compensation Committee, and is fully responsive to your comment.

Executive and Director Compensation, page 17

Compensation Discussion and Analysis, page 17

11.       In future filings, please clarify whether the compensation committee has formalized any procedures regarding grants of stock options.

Target’s Response

The Compensation Committee’s policies and practices with respect to stock option grants are described in detail on page 24 of the Proxy Statement under the caption, “Grant Timing Policy.”  These policies and practices have not been formalized in a written policy document but are strictly observed, and we will so indicate in future filings.

Roles of Compensation Committee, Management and Consultants, page 18

12.       In future filings, please clarify whether your chief executive officer met with representatives of Semler Brossy Consulting Group, LLC or Hewitt Associates, LLC regarding his compensation or the compensation of other named executive officers and identify the members of management with whom these consultants work, if any. Also, please describe in greater detail the nature and scope of the consultants’ assignments and the material elements of the instructions or directions given to these consultants regarding the performance of their duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K.

13.       We note your disclosure that the compensation committee of the board of directors administers the compensation of your executive officers. In future filings, please consider, to the extent material, revising your disclosure to discuss the role of your executive

Mr. H. Christopher Owings

officers in determining executive compensation. See Item 401(b)(2)(xv) of Regulation S-K.

Target’s Response to Comments 12-13

In future filings, we will clarify that the CEO does not meet with the independent consultant to the Compensation Committee or other compensation consulting firms with respect to his compensation or that of the other executive officers. In addition, we will clarify that executive officers, with the exception of our Executive Vice President of Human Resources, do not participate in any such discussions with respect to their own compensation or the compensation of the other executive officers. Although we believe that we have adequately disclosed the nature and scope of the compensation consultants’ assignments, the material elements of the instructions provided to them, and the role of executive officers in determining executive compensation on page 18 of our 2008 Proxy Statement, we will endeavor to be more specific. For example, we propose to describe the relationship with Semler Brossy Consulting Group, LLC, as follows:

“The Compensation Committee has retained the Semler Brossy Consulting Group, LLC (SBCG) to provide assistance to the Committee on all aspects of executive compensation. Specifically, the Committee has asked SBCG to regularly provide independent advice on current trends in compensation design including: overall levels of compensation, the merits of using particular forms of compensation, the relative weightings of different compensation elements, and the value of particular performance measures on which to base compensation. Within this framework, SBCG has been instructed to work collaboratively with our Executive Vice President of Human Resources and her staff to develop recommendations on appropriate compensation vehicles and compensation levels for Target’s executive officers. This process culminates in two separate paths for final recommendations to the Committee. With respect to CEO compensation, SBCG provides an independent recommendation to the Committee, in the form of a range of possible outcomes, for the Committee’s consideration. For other executive officers, the Executive Vice President of Human Resources works with the CEO to develop the CEO’s recommendations for compensation for the other executive officers. SBCG then provides the Committee with SBCG’s independent view of the CEO’s recommendations. All decisions regarding executive compensation are made solely by the Committee.”

Key Performance Measures and Performance Goals, page 21

14.       We note that you have not provided a quantitative discussion of the terms of the targets to be achieved for your named executive officers to earn short-term incentive and bonus payments. Please tell us whether you believe that disclosure of that information would

Mr. H. Christopher Owings

result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the performance-related factors would cause competitive harm, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

Target’s Response

We respectfully submit that our 2008 Proxy Statement disclosures fully comply with the Commission’s rules on disclosure of performance targets. Our short-term incentive program consists of two components: non-equity incentive payments and bonus payments. With respect to non-equity incentive payments, we have disclosed the level of performance required for a target level of payout (see bullet point captioned, “Non-Equity Incentive Plan” on page 23).  As disclosed in that paragraph, our 2007 annual goals, which determine the “target” level of payout as reported in the Grants of Plan Based Awards table, were 9.9% for year-over-year EBIT growth and $1.38 billion of EVA, with actual performance of 4.5% and $1.1 billion respectively. There is no discretion applied to our non-equity incentive payouts. With respect to bonus payments, our program is based on subjective individual performance reviews, and we have described these payments as discretionary in nature on page 22 of the Proxy Statement. Because bonus payments are discretionary in nature, a quantitative discussion of performance targets is not relevant.

Grants of Plan-Based Awards in Fiscal 2007, page 30

15.       In footnote 5 to your table, you state that the grant date fair value for stock options and performance share units was determined pursuant to FAS 123R. In future filings, please disclose also in a footnote the grant date fair value of the option awards. See Item 402(k)(2)(iv) of Regulation S-K.

Target’s Response

With respect to named executive officers, we have disclosed the grant date fair value of option awards, as determined pursuant to FAS 123R, in the far right column of the Grants of Plan-Based Awards table on page 30, on the same line that reports the grant of the option, as required by Item 402(d)(viii) of Regulation S-K. For option awards to Directors, the grant date fair value is disclosed in footnote (1) to the Director Compensation Table. Accordingly, we believe we have satisfied this disclosure obligation.

Mr. H. Christopher Owings

****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our responses.  Should the staff have further questions or comments or need any further information or clarification, please call me at (612) 761-6610 or write to me again.  We welcome direct dialogue and collaboration to discuss suggestions for our future filings.

Sincerely,

/s/ Douglas A. Scovanner

Douglas A. Scovanner

Executive Vice President and Chief Financial Officer

Exhibit A

Risk Factors

Our business is subject to a variety of factors that involve operational and financial risks. Set forth below are the material risk factors that we have identified.

Competitive pressures from other retailers could adversely affect our sales and profitability.

The retail business is highly competitive. Our competitors include traditional and off-price general merchandise retailers, apparel retailers, Internet retailers, wholesale clubs, category specific retailers, drug stores, supermarkets and other forms of retail commerce. In the past we have been able to compete successfully by differentiating our stores by creating an attractive value proposition through a careful combination of price, merchandise assortment and availability, convenience, guest service and overall shopping experience. No single competitive factor is dominant, and actions by our competitors on any of these factors could have an adverse effect on our sales, gross margins and expenses. If we fail to continue to positively differentiate ourselves from our competitors, our results of operations could be adversely affected.

If we fail to anticipate and respond quickly to changing consumer preferences, our sales, gross margins and profitability could suffer.

A substantial part of our business is dependent on our ability to make trend-right decisions for a wide variety of merchandise. Failure to accurately predict constantly changing consumer tastes, preferences, spending patterns and other lifestyle decisions could lead to lost sales, increased mark-downs on inventory and adversely affect our results of operations.

The geographic concentration of our stores makes us highly susceptible to deteriorations in U.S. macro economic conditions and consumer confidence.

All of our stores are located within the United States, making our results highly dependent on U.S. consumer confidence and the health of the U.S. economy. In addition, a significant portion of our total sales are derived from stores located in five states: California, Texas, Florida, Minnesota and Illinois, resulting in further dependence on local economic conditions in these states. The success of our credit card business is also highly dependent on consumers’ ability to pay and our ability to anticipate changes to the risk profile of our cardholders when extending credit. Deterioration in macro economic conditions and consumer confidence could negatively impact our business in many ways, including:

•    Slowing comparable-store sales growth or reduction in overall sales.

•    Reduced gross margins.

•    Increasing our expenses, including bad debt expense.

If we do not continually attract, train and retain qualified employees our results of operations could be adversely affected.

Our business is dependent on attracting and retaining a large and growing number of quality team members. Many of those team members are in entry-level or part-time positions with historically high turnover rates. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, health care costs and changing demographics. If we are unable to attract and retain adequate numbers of qualified team members, our operations, guest service levels and support functions could suffer, and we could experience delays in opening new stores. Those factors, together with increased wage and benefit costs could adversely affect our results of operations.

Inability to build new stores could slow our growth, and difficulty in building new stores could increase our costs and capital requirements.

Our future growth is dependent, in part, on our ability to build new stores and expand existing stores in a manner that achieves appropriate returns on our capital investment. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we desire to construct may impact our ability to find suitable locations and also influence the cost of constructing and expanding our stores. A significant portion of our expected new store development activity is planned to occur within fully developed markets, which is generally a more time-consuming and expensive undertaking than developments in undeveloped suburban and ex-urban markets. Delays in new store openings could have an adverse effect on our sales growth, and increased costs associated with new stores and store expansions could adversely affect our results of operations.

Interruptions in our supply chain could adversely affect our results.

The merchandise we sell is sourced from a wide variety of domestic and international vendors. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge, which is typically even more difficult with respect to goods sourced outside the United States. A large portion of our merchandise is sourced, directly or indirectly, from outside the United States, with China as our single largest source. Political or financial instability, trade restrictions, tariffs, currency exchange rates, the outbreak of pandemics, labor unrest, transport capacity and costs, port security or other events that could slow port activities and impact foreign trade are beyond our control and could disrupt our supply of merchandise and adversely affect our results of operations.

Product safety concerns could adversely affect our sales and results of operations.

If our merchandise offerings, including food, drug and children’s products, do not meet applicable safety standards or consumer expectations regarding safety, we could experience lost sales, increased costs and be exposed to legal risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. Events that give rise to actual or potential product safety concerns, including food or drug contamination, could expose us to legal risk and result in costly product recalls. In addition, negative consumer perceptions regarding the safety of the products we sell could cause our guests to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain the confidence of our guests.

If we fail to protect the security of personal information about our guests, our results of operations could be adversely affected, and we could be subject to legal risks.

The nature of our business involves the receipt and storage of personal information about our guests. If we experience a data security breach, we could be exposed to legal risk, and our reputation could be damaged, possibly resulting in lost future sales or decreased usage of our credit card products.

Changes in federal, state or local regulations, or our failure to comply with such regulations, could increase our expenses and expose us to legal risks.

Our business is subject to a wide array of laws and regulations. Certain aspects of our business, such as our pharmacy and credit card operations, are more heavily regulated than other areas. Changes in the regulatory environment regarding topics such as banking and consumer credit, health care benefits, Medicare reimbursements, privacy and information security among others could cause our expenses to increase. In addition, if we fail to comply with applicable regulations we could be subject to legal risk, including government enforcement action and private litigation, which could adversely affect our results of operations.

Natural disasters could adversely affect our results of operations.

Many of our stores are located in areas where hurricanes and earthquakes are prevalent. Such events could result in physical damage to or closure of one or more of our stores or distribution centers, and cause delays in the distribution of merchandise from our vendors to our distribution centers and stores, which could adversely affect our results of operations.

Exhibit B

Policy on Transactions with Related Persons

The Board of Directors has adopted a written policy requiring that any transaction: (1) involving Target; (2) in which one of our directors, nominees for director, executive officers, or greater than five percent shareholders, or their immediate family members, have a direct or indirect material interest; and (3) where the amount involved exceeds $120,000 in any fiscal year, be approved or ratified by a designated committee of the Board. The Board has designated the Audit Committee as having responsibility for reviewing and approving all such transactions except those involving employment of an immediate family member of a director, nominee for director, executive officer or greater than five percent shareholder, in which case it will be reviewed and approved by the Compensation Committee.

In determining whether to approve or ratify any such transaction, the relevant Committee must consider, in addition to other factors it deems appropriate, whether the transaction is on terms no less favorable to Target than those involving unrelated parties. No director may participate in any review, approval or ratification of any transaction if he or she, or his or her immediate family member, has a direct or indirect material interest in the transaction.

All transactions disclosed above were reviewed and approved or ratified in accordance with this policy.